EXHIBIT 99.1

Magal Announces Release of its new Video Management Software & Expansion of its Sales Team into the United States

Yehud, Israel – October 18, 2016 – Magal Security Systems Ltd. (NASDAQ: MAGS) announced the release the latest version of its VMS (video management software) known as Aimetis Symphony 7.

The Aimetis Symphony 7 is an all-in-one solution for video management, analytics and alarm management, offering seamless integration for video surveillance deployments of all sizes. Developed by Magal’s intelligent video analytics subsidiary, this new edition offers native facial recognition video analytics suited for securing facilities with an additional layer of protection for access control, as well as real-time detection of persons of interest.

Commented Saar Koursh, CEO of Magal, “With the release of Aimetis Symphony 7, it is clear there is no better, well rounded VMS on the market today. With a streamlined user interface, native videos analytics, real-time facial recognition and centralized cloud management, we truly offer customers the pinnacle of managing network video for security surveillance. Given our broad and very strong video surveillance offerings, we have decided to expand our sales and marketing team at our VMS subsidiary in the United States. We believe these efforts will enable us to increase our VMS sales in the US market where we see very significant growth potential for our products.”

ABOUT MAGAL

 Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F, Current Reports on Form 6-K, the Registration Statement on Form F-1 and prospectus relating to the rights offering.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com